444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2022-12

PolyMet Mining releases NI 43-101 Technical Report

on Mesaba copper-nickel-PGM deposit

St. Paul, Minn., November 28, 2022 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, ("PolyMet" or the "company") today announced the filing of a technical report (the "Technical Report") prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") by Independent Mining Consultants, Inc. ("IMC") and JDS Energy & Mining Inc. ("JDS") on the Mesaba deposit. The Technical Report entitled "Mesaba Project Form 43-101F1 Technical Report Mineral Resource Statement, St. Louis County, Minnesota" is dated effective November 28, 2022, and filed on November 28, 2022.  This NI 43-101 solely reports on the Mesaba deposit.

The Mesaba deposit, owned by Teck American Inc., a subsidiary of Teck Resources Limited ("Teck") forms part of the proposed NewRange Copper Nickel LLC Joint Venture, (the "Joint Venture") with Teck; PolyMet's NorthMet deposit represents the other share.  PolyMet and Teck will each own 50% of the two deposits upon closing of the Joint Venture, which is anticipated by the end of Q1 2023, and is subject to satisfaction of closing conditions, set forth in the Combination Agreement, dated as of July 19, 2022, among PolyMet and Teck and certain of their respective subsidiaries, and receipt of certain regulatory approvals.

The Technical Report is available for review under the company's profile on SEDAR (www.sedar.com) and on the company's website (www.polymetmining.com).

The filing of the Technical Report on Teck's Mesaba deposit is a condition of closing the Joint Venture. The proposed Joint Venture will place the separate Mesaba and NorthMet resources of metals, that are critical to supporting the transition to clean energy technologies, under single management. The two projects account for approximately one-half of the known resources of high demand copper, nickel, cobalt and platinum group metals ("PGM") in Minnesota's Duluth Complex.

Upon completion of the Joint Venture, as equal owners in NewRange Copper Nickel LLC, PolyMet and Teck will be responsible for funding their pro rata share of costs relating to the NorthMet and Mesaba projects. The companies have committed to an initial work program to position NorthMet for construction following final permit clearances and to study potential development options for Mesaba.

Using data and information shared under the proposed Joint Venture, Tucson, Arizona-based IMC and Vancouver-based JDS, provided the following resource estimation:

Mesaba Mineral Resources

Table 1. Measured, Indicated and Inferred Mineral Resources November 2022

IMC 2022 Resource Estimate for Mesaba using a US$12 NSR Cut off (undiluted)
Classification	Short Tons(M)	Copper (%)	Nickel (%)	Platinum (ppb)	Palladium (ppb)	Gold (ppb)	Cobalt (ppm)	Silver (ppm)
Measured	340	0.497	0.115	36	101	28	74	1.2
Indicated	1,867	0.415	0.100	34	97	24	77	0.9
M&I	2,207	0.428	0.102	34	97	25	76	1.0
Inferred	1,423	0.368	0.094	43	143	26	68	0.9

Notes:

(1) Mineral Resources tonnage and grades are rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

(2) Mineral Resources are reported assuming open pit mining methods, above a cut-off grade of US$12.00 NSR. Estimates are confined within a conceptual open pit shell using pit definition software.

(3) Inputs to the shell included long-term consensus metal prices of US$3.66/lb for Cu, US$6.79/lb for Ni, US$28.75/lb for Co, US$1,668/oz for Au, US$23.00/oz for Ag, US$1,323/oz for Pd, US$1,265/oz for Pt; direct mining costs of US$1.40/t moved; process costs of US$7.17/t milled; G&A costs of US$1.00/t milled, and inter-ramp pit slope angles of 37º, and 45º for overburden, hard rock respectively.

(4) Pit shell total short tons: 14,472 million tons.

(5) Tonnages are reported in imperial units (short tons x 1 million). Grades are reported in percentages (%) parts per billion (ppb) or parts per million (ppm).

(6) Mineral Resources are reported as undiluted tonnage and grades.

The results set out in Table 1 above reflect a 27% increase in the Measured and Indicated resource tonnages and a 12% decrease in the Inferred resource tonnage compared to the mineral resource reported in the news release dated July 20, 2022, previously issued by PolyMet.

Table 2. Mesaba Resource metal prices

All Metal Prices	Copper	Nickel	Platinum	Palladium	Gold	Cobalt	Silver
In US Dollars	per lb	per lb	per oz	per oz	per oz	per lb	per oz
2022	3.66	6.79	1265	1323	1668	28.75	23.00

Technical information and quality control notes

The Technical Report was prepared by Herb Welhener from IMC and Tad Crowie from JDS, each of whom is a "Qualified Person" as such term is defined in NI 43-101. The Technical Report updates and supports the scientific and technical disclosure in the mineral resources contained in the company's news release dated July 20, 2022. The scientific and technical content of this news release has been reviewed, prepared and approved by Andrew Ware, PolyMet chief geologist, who is a "Qualified Person" under NI 43-101.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., feeding the supply chain with high-demand, responsibly mined metals crucial to the manufacture of clean energy and clean mobility technologies such as wind and solar generation, battery storage and electric vehicles.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the closing of the Joint Venture, the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions including, but not limited to, statements with respect to the future development of NorthMet and Mesaba and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, risks relating to the parties meeting their conditions precedent, receipt of regulatory approvals, timing of closing and the outcome of the development of the NorthMet and Mesaba projects. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2021, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource on the NorthMet deposit and other data on the NorthMet Project as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.